Our File No. 1707

 May 3, 2007

VIA EMAIL & EDGAR: delaneyd@sec.gov

Attention: Donald F. Delaney

United States Securities & Exchange Commission
Division of Corporate Finance

100 F Street. N.E.

Washington, DC

20549-7010

Dear Mr. Delaney:

re:

Canarc Resource Corp.  (the "Company")

Form 20F for the Fiscal Year Ended December 31, 2005

Filed July 14th, 2006 – File Number 000-18860

Further to our recent email of May 2, 2007, we respond to items 1 through 5 and the applicable ‘Closing Comments’ of your letter dated December 15, 2006.  We believe items 6 through 12 of your letter have previously been satisfied, as set out in our letter to Mr. Schuler of your office dated January 9, 2007 and our initial and follow-up emails sent, respectively, on January 4, 2007 and March 13, 2007.  We do note that Mr. Schuler’s email of January 23, 2007 sets out his minor final ‘suggestions’, all of which we believe have been dealt with.  To support this, we attach, as Schedule A, a copy of Mr. Schuler’s email, with our direct comments hilited and in italics, with appropriate references to the attached blacklined amended Form 20F/A.

We respond, using your numbering system, as follows:

1.

The reference in Item 10.H Documents on Display to the SEC Public Reference Room has been revised to reflect its current address at 100 F St. NE, Washington, DC, USA, 20549.

2.

The date has been accordingly referenced.

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3.

The divestiture of a long term investment in an affiliated company relates to Aztec Metals Inc. (formerly, Minera Aztec Silver Corporation) (“Aztec Metals”).  As at December 31, 2004, the Company had a 63% interest in Aztec Metals, and the Company consolidated Aztec Metals’ consolidated balance sheets and consolidated statements of operations and deficit for the year then ended;  Aztec Metals’ consolidated financial statements include the financial statements of its two wholly-owned subsidiaries, namely, Tatec (Barbados) Ltd. and Minera Aztec S.A. de C.V.  This divestiture had no cash impact and was an add-back of a net gain.

In 2005, the Company’s interest in Aztec Metals was diluted, and the Company’s investment in Aztec Metals was accounted for using the equity method as at December 31, 2005.  This dilution was attributable to the issuance of shares of Aztec Metals from a private placement, which Aztec Metals closed in November 2005, with subscribers who are outside the consolidated entity.

In 2005, the journal entries recorded by the Company relating to Aztec Metals are as follows:

(stated in US$)	Particulars	Debit	Credit

Nov 9, 2005	Investment in Aztec Metals	81,169
	Intercompany loan - Aztec Metals		81,169
	Shares for debt settlement between the Company and Aztec Metals, whereby
	Aztec Metals issues 1,000,000 units at a deemed price of CAD$0.10 per unit
	in settlement of CAD$100,000 owed to the Company;
	each unit is comprised of one common share and one-half of a share
	purchase warrant.

Dec 31, 2005	Equity loss from investment in affiliated company	2,797
	Investment in Aztec Metals		2,797
	To record the Company's equity loss from investment
	in Aztec Metals

4.

The debt of $642,051 owed by Aztec Metals to the Company represents monies advanced over the years to Aztec Metals for property acquisitions, exploration programs, due diligence, exploration efforts and related operating expenses.

At its annual and special meeting of shareholders held in July 2005, shareholders of Aztec Metals approved a reorganization plan which included a change of name, a five-to-one share consolidation, shares-for-debt settlements, and a private placement.  The reorganization was to allow Aztec Metals to pursue its own independent projects in the exploration of base metals and to eventually explore strategic business alternatives, in contrast with the Company which is involved with exploration and development of gold properties and whose shares are listed on the Toronto Stock Exchange.  Aztec Metals’ Board of Directors, comprised of one

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operating director who is also a director of the Company and two independent directors who are not directors of the Company, resolved that CAD$0.10 per unit was a fair and adequate price for the settlement of up to CAD$130,000 in debts of which CAD$100,000 was owed to the Company;  each unit was comprised of one common share and one-half of a common share purchase warrant.  The same price of CAD$0.10 per unit was used in the private placement for 6,190,000 units which Aztec Metals closed with 36 placees, all of whom are outside of the Company’s consolidated entity, and thus attributing to the Company’s dilution in its interest in Aztec Metals.  Accordingly, the CAD$0.10 represents the fair value of Aztec Metals’ shares at that time.

The shares-for-debt involving the Company was only for CAD$100,000 of debt owed by Aztec Metals and not for approximately US$623,000 in total outstanding debt prior to the shares-for-debt.  The Company and its management abstained from voting at the shares-for-debt resolution at Aztec Metals’ annual and special meeting of shareholders held in July 2005, such that only independent shareholders voted on the resolution.

The Company only agreed to settle CAD$100,000 of outstanding debt for 1,000,000 units of Aztec Metals at CAD$0.10 so as to allow Aztec Metals to proceed with the latter’s reorganization.  The balance of the Aztec Metals’ liability to the Company continued in effect at this time.

As at December 31, 2005, the Company determined the balance of the debt owed by Aztec Metals would be uncollectible and wrote-off the debt.  However, Aztec Metals continues to recognize and record the remaining debt owed to the Company.

We also advise, in addition to the above comments, that the pricing was approved by both boards of the Company and Aztec Metals for sound business reasons.  Past private investors in Aztec Metals had seen no return on their initial investment, and were also approached to reinvest in the reorganization of Aztec Metals.  At the time of the settlement, Aztec Metals had limited upside, limited assets and limited ability to expand or to attract outside investors.  Based on the circumstances, the structure of the debt settlement was necessary in order to make Aztec Metals attractive for further outside investment.

*******

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5.

The dilution gain of US$621,390 from the divestiture of Aztec Metals was determined as follows:

Canarc Resources Corp.
December 31, 2006

Dilution Gain

Ownership percentage prior to dilution		63.14%	
Ownership percentage after dilution (prior to debt settlement)		19.14%	

Dilution Gain Calculation:

Gross proceeds from share issuance creating dilution		502,435	
Share issuance expenses		(4,747)	
Net proceeds from share issuance creating dilution		497,688	
Canarc's portion of assets introduced by new shareholders		19.14%	
Dilution gain from proceeds of issuance			95,257
Value of deficit previously recognized and surrendered by Canarc to new shareholders			
Deficit prior to dilution		620,405	
Percentage of deficit prior to dilution recognized by Canarc as controlling shareholder	100.00%		
Percentage ownership following dilution	19.14%		
		80.86%	
Dilution gain from surrendering deficit			501,659
Dilution gain			596,917
Additional adjustments related to foreign exchange and other items			24,474
Total Dilution Gain			621,391

Following the dilution, the Company's net investment in Aztec is $1. The Company then invested $81K in Aztec by accepting 1.3M shares in lieu of funds owed to Canarc by Aztec. This increased the equity value of the investment as per (3) and (4) in the response letter.

Canarc equity investment - following dilution	1
Settlement of loan receivable for shares of Aztec	81,169
Equity loss	(2,797)
Closing equity balance	78,373

Note:  Prior to the divestiture, the Company consolidated 100% of Aztec Metals’ deficit.

For Canadian GAAP, the authoritative accounting literature is the Canadian Institute of Chartered Accountants Handbook Section 1600 Consolidated Financial Statements.  Specifically, Sections 1600.46 and 1600.47 address Canadian GAAP relating to the issuance of shares by a subsidiary to interests outside the consolidated entity.  Pursuant to those subsections, when a subsidiary issues its shares to interests outside the consolidated entity, the effect on any change in the parent’s interest as a result of the share issue by the subsidiary should be recognized in the determination of consolidated net income (or loss).

With the exception of Aztec Metals, no other subsidiary issued shares outside the consolidated group during the periods presented.

In regards to IRQ2 under the guidance in SAB Topic 5:H, the Company recognizes the U.S. Securities and Exchange Commission’s (“SEC”) position that changes in a parent company’s proportionate share of subsidiary equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation, particularly when the subsidiary is, as Aztec Metals was, a development stage enterprise.

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Accordingly, if you so direct, we will proceed with our auditors to amend the US GAAP reconciliation in Note 12 of the audited consolidated financial statements for the year ended December 31, 2005.  However, we suggest that for reasons of cost, expected delays in having these ‘restated’ financials prepared by KPMG, the overall nonmateriality of this item, that we submit that this will not affect total shareholder equity, and most importantly, that the Company is currently preparing December 31, 2006 audited statements with notes to provide US GAAP reconciliation that will cover off this issue in accordance with SAB Topic 5:H and will be included in the soon to be filed Form 20F for the period ending December 31, 2006, that the Company not be required to amend the December 31, 2005 audited statements which form part of the Form 20F/A.

Attachments

Further to the foregoing, we attach:

•

a clean and blacklined revised “Form 20-F/A” (we note that the four ‘certifications’, and the Form 20 F/A would be dated close to the date of actual filing); and

•

Schedule A, being Mr. Schuler’s final suggestions, with our response.

Company Acknowledgment

On behalf of the Company, I also confirm that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in these related filings with the SEC;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing;

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under federal security laws of the United States; and

•

In our final filing we will, pursuant to Rule 12b-15, mark the amended Form 20F as “Form 20F/A”.

Please call or email (slockwood@vectorlaw.com) should you have any questions or comments.  We await your advice at your earliest convenience.  Again, thank you for your patience.

Yours very truly,

Canarc Resource Corp.

Per: “Stewart L. Lockwood”

Canarc Resource Corp. (Attn:  Brad Cooke and Philip Yee via email)

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